SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CalAmp Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

128126109
(CUSIP Number)

B. Riley Asset Management, LLC
3811 Turtle Creek Boulevard, Suite 2100
Dallas, TX 75219

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 128126109	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON B. Riley Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,126,959
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,126,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.44%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 128126109	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Wes Cummins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,126,959
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,126,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,959
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.44%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 128126109	SCHEDULE 13D/A	Page 4 of 7 Pages

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned on July 22, 2022 with respect to the Shares of the Issuer (the "Original Schedule 13D" and, together with Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares beneficially owned by the Reporting Persons reported herein were derived from general working capital of the BRAM Funds and Accounts.

The Reporting Persons used a total of approximately $15,173,612, including brokerage commissions, in the aggregate to acquire the 3,126,959 Shares reported herein as beneficially owned by them.

The Reporting Persons have and may effect purchases of Shares through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 37,062,965 Shares outstanding as of September 21, 2022, as reported in the Issuer's Quarterly Report for the quarterly period ended August 31, 2022 filed on Form 10-Q with the Securities and Exchange Commission on September 22, 2022.
(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 128126109	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

On July 26, 2022, a total of 22,913 Shares of restricted stock were granted to Mr. Cummins in consideration for his services on the board of directors of the Issuer. The Shares of restricted stock will vest on the earlier of July 26, 2023, or the date of the Issuer’s 2023 Annual Stockholders meeting.

CUSIP No. 128126109	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 2022

B. Riley Asset Management, LLC

/s/ Wes Cummins
Name: Wes Cummins
Title: President

/s/ Wes Cummins
WES CUMMINS

CUSIP No. 128126109	SCHEDULE 13D/A	Page 7 of 7 Pages

Annex A

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Price Range ($)
09/27/2022	194,600	4.158449	4.09 - 4.26
09/28/2022	102,500	4.393523	4.28 - 4.50
09/29/2022	106,400	4.092700	4.02 - 4.21
09/30/2022	84,300	3.900939	3.83 - 4.01
10/07/2022	100,000	4.044254	4.01 - 4.08
10/10/2022	50,000	3.954114	3.91 - 4.01
10/11/2022	50,000	3.557990	3.52 - 3.58
10/12/2022	60,000	3.377969	3.34 - 3.42
10/13/2022	75,000	3.262779	3.17 - 3.30
10/14/2022	75,000	3.247929	3.21 - 3.29